Dodge & Cox  /  Investment Managers  /  San Francisco
Comparative Investment Results – Q4 2007
Q4 2007 Total Return
(Stock Fund vs. S&P 500)*
-4.8%
-3.3%
-6%
-4%
-2%
0%
2%
Stock Fund S&P 500
Source:  FactSet Portfolio Analysis, Dodge & Cox, S&P 500
* Stock Fund Standardized Average Annual Returns as of 12/31/07: 1 Year 0.1%; 5 Years 15.4%; 10 Years 11.4%.
Key Detractors from Results
Weak relative returns from the Fund’s
Information Technology
holdings (-3% vs. flat for the Index sector). Motorola (-13%), eBay (-
15%) and Computer Sciences (-12%) were notable detractors.
Weaker returns from
Energy
holdings (+1% vs. +5% for the Index sector). Oil service companies Baker Hughes (-10%) and Schlumberger (-
6%) were the weakest performers.
The Fund had no holdings in the
Utilities
sector, the strongest overall sector of the Index (+8%).
Selected individual detractors: Financials holdings Capital One Financial (-29%), Wachovia (-23%) and Citigroup (-36%), as well as Sprint Nextel (-31%),
Comcast (-24%) and FedEx (-15%).  SLM Corp. declined 59% after a buyout group’s acquisition offer was withdrawn, and the company lowered earnings expectations.
Key Contributors to Results
Although
Consumer Discretionary
holdings in the Fund declined 4% (primarily led by weakness in Media holdings), they significantly outperformed the I ndex sector’s larger 10% decline. Consumer electronics companies Sony (+13%) and Matsushita Electric (+10%) were the largest contributors.
A higher relative weighting in the
Health Care
sector (20% versus 12%) was a positive factor, due to its flat return in both the Fund and Index sector. Wel
lPoint (+11%), Sanofi-Aventis (+7%) and UnitedHealth Group (+20%) were notable contributors.
Other positive contributors included:  Occidental Petroleum (+21%), Wal-Mart Stores (+9%) and Union Pacific (+12%).
The current prospectus of the Dodge & Cox Funds includes more complete information, including management fees, investment objectives, risk considerations, and expenses. Read it carefully before investing. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Please visit www.dodgeandcox.com or call Dodge & Cox Funds
(800-621-3979) for current performance figures or a prospectus.

Dodge & Cox  /  Investment Managers  /  San Francisco
Comparative Investment Results – Q4 2007
Q4 2007 Total Return
(Stock Fund vs. Russell 1000 Value)*
-4.8%
-5.8%
-6%
-4%
-2%
0%
2%
Stock Fund Russell 1000 Value
Source:  FactSet Portfolio Analysis, Dodge & Cox, S&P 500, Russell
Key Contributors to Results
A significantly lower relative weighting in
Financials
stocks (15% compared to 31% in the Index), the weakest sector of the market (-16% in Q4).
A higher relative weighting in the
Health Care
sector (20% versus 7%) as well as modestly better relative returns (flat vs. -2% for the Index sector).
WellPoint (+11%), Sanofi-Aventis (+7%) and UnitedHealth Group (+20%) were notable contributors.
Although
Consumer Discretionary
holdings in the Fund declined 4%, they outperformed the Index sector’s larger 10% decline. Consumer electronics co mpanies Sony (+13%) and Matsushita Electric (+10%) were the largest contributors.
Other positive contributors included:  Occidental Petroleum (+21%), Wal-Mart Stores (+9%) and Union Pacific (+12%).
Key Detractors from Results
Weaker returns from
Energy
holdings (+1% vs. +6% for the Index sector). Oil service companies Baker Hughes (-10%) and Schlumberger (-6%) were the weakest performers.
The Fund had no holdings in the
Utilities
sector, the strongest overall sector of the Index (+6%).
Selected individual detractors: Financials holdings Capital One Financial (-29%), Wachovia (-23%) and Citigroup (-36%), as well as Sprint Nextel (-31%),
Comcast (-24%) and FedEx (-15%).  SLM Corp. declined 59% after a buyout group’s acquisition offer was withdrawn, and the company lowered earnings expectations.
* Stock Fund Standardized Average Annual Returns as of 12/31/07: 1 Year 0.1%; 5 Years 15.4%; 10 Years 11.4%.
The current prospectus of the Dodge & Cox Funds includes more complete information, including management fees, investment objectives, risk considerations, and expenses. Read it carefully before investing.
Past performance does not guarantee future results Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are solid. Mutual fund performance changes cover time and currently may be significantly lower than stated. Performance is updated and published monthly. Please visit www.dodgeandcox.com or call Dodge & Cox Funds (800-
621-3979) for current performance figures or a prospectus.

Dodge & Cox  /  Investment Managers  /  San Francisco
Comparative Investment Results – Calendar Year 2007
Source:  FactSet Portfolio Analysis, Dodge & Cox, S&P 500
Calendar Year 2007 Total Return
(Stock Fund vs. S&P 500)*
0.1%
5.5%
0%
2%
4%
6%
Stock Fund S&P 500
* Stock Fund Standardized Average Annual Returns as of 12/31/07: 1 Year 0.1%; 5 Years 15.4%; 10 Years 11.4%.
Key Detractors from Results
Significantly weaker relative returns from
Information Technology
holdings (+4% vs. +17% for the Index sector). Several large, higher-valuation technology companies (e.g., Apple and Google) not held in the Fund performed extremely well. In contrast, lower-valuation holdings such as Motorola
(-21%), EDS (-24%) and Computer Sciences (-7%) lagged.
Weak relative returns in the
Health Care
(Fund holdings flat vs. +7% for the Index sector), in combination with a higher sector weighting (18% versus
12%). Boston Scientific (-20% from date of purchase), Cardinal Health (-10%) and Pfizer (-8%) were notably weak.
The Fund’s holdings in the
Industrials
sector (+2%) also lagged the respective Index sector (+12%). FedEx (-18%) and Masco (-25%) were the two weakest performers. Several large defense contractors (e.g., General Dynamics) not held in the Fund were strong performers.
Other significant detractors included: Media holdings Comcast (-35%) and Time Warner (-23%), as well as Home Depot (-27%) and Sprint Nextel (-
30%).
Key Contributors to Results
A lower weighting in
Financials
(14% vs. 21% for the Index sector), the weakest area of the market (-19% in 2007). However, Fund holdings in Capital One Financial (-38%), Wachovia (-30%) and Citigroup (-45%) struggled amid financial turmoil related to subprime mortgages and other credit market issues.
Other significant contributors included:  Energy holdings Chevron (+31%), Occidental Petroleum (+60%) and Schlumberger (+57%), as well as
Hewlett-Packard (+23%), Sony (+27%), McDonald’s (+36%) and Union Pacific (+38%).
The current prospectus of the Dodge & Cox Funds includes more complete information, including management fees, investment objectives, risk considerations, and expenses. Read it carefully before investing. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Please visit www.dodgeandcox.com or call Dodge & Cox Funds
(800-621-3979) for current performance figures or a prospectus.

Dodge & Cox  /  Investment Managers  /  San Francisco
Calendar Year 2007 Total Return
(Stock Fund vs Russell 1000 Value)*
-0.2%
0.1%
-0.4%
-0.2%
0.0%
0.2%
0.4%
Stock Fund Russell 1000 Value
Comparative Investment Results – Calendar Year 2007
Source:  FactSet Portfolio Analysis, Dodge & Cox, S&P 500, Russell
Key Contributors to Results
A lower weighting in
Financials
(14% vs. 33% for the Index sector), the weakest area of the market (sector return -21%). While advantaged by a lower weighting, Fund holdings in Capital One Financial (-38%), Wachovia (-30%) and Citigroup (-45%) struggled amid financial turmoil related to subprime mortgages and other credit market issues.
Stronger relative returns from
Information Technology
holdings (+4% versus -2%) in combination with a higher sector weighting (16% vs. 4%). Hewlett-
Packard, the Fund’s largest holding, was the strongest contributor to returns during the year (+23%).
Other significant individual contributors included:  Sony (+27%), Chevron (+31%), Union Pacific (+38%) and McDonald’s (+36%).
Key Detractors from Results
While Energy
holdings were the strongest area of the Fund (+30%), our lower weighting (10% vs. 14% for the Index sector) detracted significantly from returns.
A lower relative weighting in
Utilities
(0.3% vs. 6% for the Index sector), due to its strong performance.
The Fund’s holdings in the
Industrials
sector (+2%) also lagged the respective Index sector (+12%). FedEx (-18%) and Masco (-25%) were the two weakest performers.
Other significant detractors included:  Media holdings Comcast (-35%) and Time Warner (-23%), as well as Home Depot (-27%) and Sprint Nextel (-30%).
* Stock Fund Standardized Average Annual Returns as of 12/31/07: 1 Year 0.1%; 5 Years 15.4%; 10 Years 11.4%.
The current prospectus of the Dodge & Cox Funds includes more complete information, including management fees, investment objectives, risk considerations, and expenses. Read it carefully before investing.
Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Please visit www.dodgeandcox.com or call Dodge & Cox Funds
(800-621-3979) for current performance figures or a prospectus.